Sun Life Assurance Company of Canada redemption of 6.15% Subordinated Debentures due in 2022

TORONTO, ON – (June 15, 2012) — As announced on May 10, 2012, Sun Life Assurance Company of Canada (the "Company"), a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), intends to redeem all of the outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022 (the "Debentures") in accordance with the redemption terms attached to the Debentures.

All of the issued and outstanding Debentures will be redeemed on June 30, 2012 (the "Redemption Date") at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest to the Redemption Date. Interest on the Debentures shall cease to accrue from and after the Redemption Date. Because June 30, 2012 is a Saturday, payment of the redemption price will be made by the Company on June 29, 2012, rather than July 3, 2012, as previously indicated, upon surrender of the Debentures.

Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2012, the Sun Life Financial group of companies had total assets under management of $494 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com